Navistar, Inc. 4201 Winfield Road Warrenville, IL 60555 USA P : 630-753-2895 E : john.waldron@navistar.com	John P. Waldron Vice President and Corporate Controller

April 16, 2009

Mr. Joe Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2008, filed December 30, 2008 and Definitive Proxy Statement on Schedule 14A, filed January 16, 2009. File No. 001-09618

Dear Mr. Foti:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated March 19, 2009 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2008 and the Definitive Proxy Statement on Schedule 14A of Navistar International Corporation (“Navistar,” the “Company” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Form 10-K for the fiscal year ended October 31, 2008

Management’s Report on Internal Control over Financial Reporting, page 140

1.	We note your use of the pronoun “we” throughout this section. Please provide us with a statement acknowledging that it is the responsibility of your “management” to establish and maintain adequate internal control over financial reporting. In future filings, please revise your disclosure to clarify that the representations required by Item 308(a) of Regulation S-K are made by your “management.” Refer to Item 308(a)(1)-(3) of Regulation S-K.

United States Securities and Exchange Commission

April 16, 2009

Response:	We, the management of Navistar, acknowledge that it is our responsibility to establish and maintain adequate internal control over financial reporting. In future filings we will revise our disclosures to clarify that the representations required by Item 308(a) of Regulations S-K are made by our management.

Financial Statements

Note 1. Summary of Significant Accounting Policies

2.	We note from the table on page 84 that adjustments to pre-existing warranties totaled $76 million during fiscal 2008 which represented a significant increase in such adjustments from the prior fiscal year. We also note from the discussion on page 24 of MD&A that the significant increase in product warranty costs in 2008 as compared to 2007 was primarily the result of adjustments to warranty accruals for changes in estimates of warranty costs for products sold in prior years at the Truck and Engine segments. We also note from the discussion of your changes in internal control over financial reporting on page 140 that the Company changed the modeling techniques used to calculate warranty reserves during the fourth quarter of fiscal 2008. We further note from the discussion on page 142 of your Form 10-K that as of October 31, 2008, the Company had determined that a material weakness existed with respect to the Company’s accounting for warranty accruals. In addition, based on the disclosures included on page 8 of your Form 10-Q/A for the quarter ended July 31, 2008, it appears that the substantial majority of the adjustments to pre-existing warranties were made during the fourth quarter of fiscal 2008 as only $10 million of such adjustments had been recognized during the nine months ended July 31, 2008, indicating $66 million of adjustments to pre-existing warranties were recognized during the fourth quarter of fiscal 2008.

Given the above factors, please explain in further detail the nature and specific timing of the events or circumstances that occurred during the fourth quarter of fiscal 2008 that resulted in the Company’s change in estimate with respect to pre-existing warranty accruals during the fourth quarter of fiscal 2008 aggregating $66 million. As part of your response, you should also explain in detail why you believe this adjustment to your warranty accruals represents a change in accounting estimate rather than the correction of an error pursuant to the guidance in SFAS No. 154 given the material weaknesses in internal controls with regard to your warranty accruals that existed as of October 31, 2008.

Furthermore, assuming this adjustment does represent a change in estimate, and given the materiality of this adjustment to your results for both the fourth quarter of fiscal 2008 and fiscal 2008, please revise the notes to your financial statements to include the disclosures required by paragraph 22 of SFAS No. 154 with regards to this change in estimate.

In addition, please explain in further detail how and why the Company changed the modeling techniques and/or any other methods or assumptions used to calculate warranty

United States Securities and Exchange Commission

April 16, 2009

reserves during the fourth quarter of fiscal 2008. Your response should also explain why the Company does not believe these changes in modeling techniques or methods does not represent a change in accounting principles for which the disclosures outlined in paragraphs 17 and 18 of SFAS No. 154 should be provided.

Your response should also explain in further detail why management continues to believe that a material weakness continues to exist with respect to the Company’s accounting for warranty reserves even after the implementation of the changes in the Company’s techniques or methods for determining these reserves as disclosed on page 142 of your Form 10-K. We may have further comment upon review of your response.

Response:	Although the adjustments to pre-existing warranties in 2008 were significant, these adjustments represents a change in accounting estimate rather than the correction of an error pursuant to the guidance in SFAS No. 154. The following table shows the components of the adjustments for the fourth quarter of 2008 for pre-existing warranties:

Components of fourth quarter Adjustments to pre-existing warranties
(dollars in millions)

Truck segment adjustments:
Routine adjustments for changes in estimates of standard warranty	$6
Routine adjustment for changes in estimates of “out-of-policy” claims	11
Foreign currency translation impact on pre-existing warranties	5
Foreign currency translation impact on deferred warranty revenue	6

Total Truck segment adjustments	28

Engine segment adjustments:
Routine adjustments for changes in estimates of standard warranty	29
Discrete warranty issue	9

Total Engine segment adjustments	38

Total adjustments to pre-existing warranties	$66

The fourth quarter adjustments consist of $28 million recorded by our Truck segment and $38 million recorded by our Engine segment. The adjustments recorded by our Truck segment related to routine, recurring assessments resulting from warranty claims that occurred during the fourth quarter that impacted our estimate of the future liability for vehicles sold in prior periods. The components of our Truck segment’s adjustments arose from new claim information that we did not have in prior periods and the impact of foreign currency translation.

United States Securities and Exchange Commission

April 16, 2009

The fourth quarter adjustments recorded by our Engine segment included $29 million of adjustments related to routine, recurring assessments resulting from warranty claims that occurred during the fourth quarter that impacted our estimate of the future liability for engines sold in prior periods. The remaining adjustment included $9 million related to a discrete warranty issue which had not been experienced or identified in previous periods. The components of our Engine segment’s adjustments arose from new claim information that we did not have in prior periods.

Accordingly, the adjustments to pre-existing warranties were the result of new information available to management and were the necessary consequence of the assessment, in conjunction with our periodic presentation of financial statements, of the then present status and expected future obligation of our warranty accrual. Accordingly, we believe that we have properly applied SFAS 154 and that the adjustments were a change in estimate and not a change in accounting principle, nor the correction of a prior period error.

Paragraph 22 of SFAS 154 indicates that for a change in estimate a company should disclose, “The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets. Disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material…” Based on our review of the disclosure requirements as they relate to our change in estimate of our warranty accrual we believe we have complied with the requirement to disclose the effect on income from continuing operations and net income through the roll-forward of the accrual and related footnote information included in Note 1. Due to our capital structure and earnings per-share calculation we did not view this information as material.

As disclosed in Item 9A. Controls and Procedures, during the quarter ended October 31, 2008 we completed changes in our internal control over financial reporting, specifically related to warranty accounting. As part of these changes management implemented interface controls to improve the completeness and accuracy of the claims data and changed the modeling techniques used to calculate the warranty reserves. In addition, we hired additional personnel to provide supplemental resources to the warranty accounting process. We began implementing these changes in 2008 as we were preparing our 2007 financial statements which were filed in May 2008. We considered the changes to be implemented during the fourth quarter after there was sufficient evidence that the controls were operating effectively.

United States Securities and Exchange Commission

April 16, 2009

In the fourth quarter of 2008, we modified an assumption in our warranty model for the Engine segment. The Engine segment’s warranty accrual is based on a linear regression model that develops the estimated ultimate cost per unit (“CPU”) by product line and by model year based on historical claim information available at each measurement date.

In the fourth quarter of 2008, our incurred claims on 2006 model year engines indicated that actual CPU experience was higher than the CPU calculated based on claims incurred through the third quarter. However, this increased CPU was not evident on the 2007 model year engines as those engines had not reached the same point in their service life. This newly identified trend indicated that we needed to modify the CPU assumptions for engines with 6 to 24 months in service. Accordingly, we increased the CPU assumption for the 2007 model year engines to reflect the impact of this new claims information and the expectation that the 2007 model year’s CPU experience would follow a similar trend. As the claims information driving this increase in CPU was not available until the fourth quarter of 2008, we believe the adjustment is a change in estimate.

While we have made progress towards remediating our material weakness related to warranty accounting, as of October 31, 2008 we did not have sufficient management review over our warranty estimates, key data inputs and trends to ensure completeness and accuracy of the warranty accruals. In addition, we did not have sufficient monitoring activities in place to timely detect when our controls over warranty accounting fail. Finally, the fourth quarter adjustment to pre-existing warranties arose, in part, due to an audit adjustment. As a result, we concluded that there was a material weakness as of October 31, 2008. We continue to explore other control modifications and focus on improving the effectiveness of existing controls in order to fully remediate the material weakness related to warranty accounting.

Note 7. Impairment of property and equipment and related charges

3.	We note from the disclosures included in Note 7 that the Company recognized $27 million of other charges related to the significant reduction in demand from Ford in the fourth quarter of 2008. We also note from the disclosure in Note 7 that in the third quarter of 2008, the VEE Business Unit recorded $10 million of charges for personnel costs relating to employee layoffs at IEP. In future filings, please ensure that the notes to your financial statements include all of the disclosures required by paragraph 20 of SFAS No. 146 with respect to these types of exit or restructuring costs. As part of your revised disclosures, please include the reconciliation of any liabilities established as a result of such charges required by paragraph 20.b (2) of SFAS No. 146.

Response:	Note 7, Impairment of property and equipment and related charges, discloses that the impairment and related charges were the result of a “significant reduction in demand from Ford for diesel engines produced at the VEE Business Unit and the

United States Securities and Exchange Commission

April 16, 2009

expectation that Ford’s demand for diesel engines will continue to be below previously anticipated levels.” As of October 31, 2008, management had not formulated or committed to a formal plan to restructure or exit the VEE Business Unit and the employee layoffs were considered at the time to be temporary in nature. Accordingly we concluded that SFAS No. 146 did not apply to the accounting and disclosure of activities related to this business unit.

We considered the guidance of SFAS No. 112, SFAS No. 43, and SFAS 88 when determining the appropriate accounting treatment and disclosure of the personnel costs relating to the employee layoffs and pension and other postretirement benefit curtailments and contractual termination benefits.

In our January 31, 2009 Form 10-Q we disclosed that in January 2009, we reached a settlement agreement with Ford Motor Company (“Ford”) where we agreed to settle our respective lawsuits against each other (the “Ford Settlement”). The result of the Ford Settlement resolves all prior warranty claims, resolves the selling price for our engines going forward and allows Ford to pursue a separate strategy related to diesel engines in its products. Additionally, both companies agreed to end their current North America supply agreement for diesel engines as of December 31, 2009 (the agreement was otherwise set to expire July 2012). As a result, we announced plans to close our Indianapolis manufacturing facilities.

With the commitment to the plan to close our Indianapolis manufacturing facilities, we applied the provision of SFAS No. 146. We applied the disclosure requirement of paragraph 20 with the exception being paragraph 20.b(2) due to the fact that none of the costs which were accrued in the period had been paid as of January 31, 2009. In future filings we will include a reconciliation of restructuring accrual to reflect the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s) therefore.

4.	In a related matter, please tell us and revise future filings to explain the specific nature and amounts of the $10 million of “other charges” included in the $27 million of charges recognized by the VEE Business Unit during the fourth quarter of 2008.

Response:	Other charges of $10 million were recorded related to the write-off of an equity investment and accounts receivable. Of the $10 million, $6 million was recorded in Selling, general and administrative expenses, $3 million was recorded in Other (income) expenses, net and $1 million was recorded in Equity in income of non-consolidated affiliates.

We do not believe that the other charges of $10 million are material to our financial position or results of operations and accordingly that additional disclosure is not necessary. In future filings we will evaluate the disclosure of our restructuring activities and disclose material amounts.

United States Securities and Exchange Commission

April 16, 2009

Note 9. Investments in and advances to non-consolidated affiliates

5.	We note from the disclosure included in Note 9 that the company holds a 49% interest in Blue Diamond Parts (“BDP”) and that it’s equity in the earnings of this entity totaled $85 million, $76 million and $83 million for the years ended October 31, 2008, 2007 and 2006 respectively. Based on the level of the Company’s equity in the earnings of this entity, it appears that financial statements for this entity are required in the Company’s Annual Report on form 10-K pursuant to the guidance in Rule 3-09 of Regulation S-X. Please note that insofar as practicable, these financial statements should be provided as of the same dates and for the same periods as the audited consolidated financial statements required by Rules 3-01 and 3-02 of Regulation S-X and these financial statements are required to be audited for those fiscal years in which the Company’s equity in the earnings of this entity exceed 20% of the Company’s pre-tax earnings from continuing operations as outlined in Rule 3-09 of Regulation S-X. Please amend the Company’s Annual Report on Form 10-K to include these required financial statements.

Furthermore, given the Company’s apparent failure to include these required financial statements in its Annual Report on form 10-K for the fiscal year ended October 31, 2008, please consider whether this matter represents a material weakness in internal controls which should be discussed in Management’s Report on Internal Control over Financial Reporting on pages 140 through 142 of the Annual Report on Form 10-K.

Response:	We considered Rule 3-09 of Regulation S-X during the preparation and filing of our Annual Report on Form 10-K. Specifically we noted Rule 3-09 of Regulation S-X provides that if an unconsolidated subsidiary or a 50% or less owned subsidiary accounted for by the equity method meets certain conditions set forth in Rule 1-02(w) of Regulation S-X, the subsidiary will be deemed a significant subsidiary and requires its audited financial statements to be filed with the registrant’s Annual Report. If the significant subsidiary’s year-end is after the registrant’s year-end, the required financials statement may be filed as an amendment to the registrant’s Annual Report. As Blue Diamond Parts, LLC (“BDP”) reports on a calendar-year basis, we concluded we would be required to file an amendment to our Annual Report within 90 days of BDP’s year-end.
On March 31, 2009 we filed a Form 10-K/A to include in our Annual Report on Form 10-K for the year ended October 31, 2008 the audited financial statements and related notes of BDP.

Because we met the requirements of Rule 3-09 of Regulation S-X and gave appropriate consideration to the rule during the preparation and filing of our Annual Report on Form 10-K, we do not believe a deficiency in internal control exists related to this matter and therefore no discussion is necessary in Management’s Report on Internal Control over Financial Reporting.

United States Securities and Exchange Commission

April 16, 2009

Note 22. Selected quarterly financial data (Unaudited)

6.	In future filings, please revise to discuss the nature of any material or unusual items that impacted your results of operations for the quarterly periods presented. For example, we note from the disclosure included in Note 7 that the Company recognized a significant level of impairment and related charges during the fourth quarter of fiscal 2008. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Response:	In future filings we will revise our disclosures to include discussion of the nature of any material or unusual items that impacted our results of operations for the quarterly periods presented.

Definitive Proxy Statement on Schedule 14A

Market Compensation Review page 26

7.	Refer to the first paragraph on page 27. It appears that in certain circumstances, you benchmark to a broader industry survey published by your compensation consultant. In future filings, please confirm that to the extent that you benchmark your compensation against this broader survey, you will identify the constituent companies.

Response:	In future filings, we confirm that to the extent we benchmark our compensation against a broader survey, we will identify the constituent companies.

Elements of Executive Compensation, page 27

8.	We note that the Compensation Committee and independent Board members base their decision to adjust the Chief Executive Officer’s salary and grant awards pursuant to the CEO Annual Incentive Plan on goals set prior to the start of each fiscal year. In future filings, please disclose the targets and provide qualitative and quantitative disclosure regarding the determination of these targets and the targets actually reached. Also, in future filings, please provide similar disclosure regarding the targets for awards granted pursuant to the Annual Incentive Plan and the 2004 Performance Incentive Plan. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

United States Securities and Exchange Commission

April 16, 2009

Response:	In future filings, we will (1) disclose the targets and provide qualitative and quantitative disclosure regarding the determination of these targets and the targets actually reached and (2) provide similar disclosure regarding the targets for awards granted pursuant to the Annual Incentive Plan and the 2004 Performance Incentive Plan specific to the CEO, to the extent applicable, in our disclosure of overall plan targets and results achieve.

Summary compensation Table, page 34

9.	With respect to the stock and option awards reported in the fifth and sixth columns of the table, in future filings, please clarify in the footnotes the assumptions made in the valuation of by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis section. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:	In future filings, we will clarify in the footnotes the assumptions made in the valuation of by reference to a discussion of those assumptions in our financial statements, footnotes to the financial statements or discussion in the MD&A.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (630) 753-2895 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ John Waldron
John Waldron
Vice President and Controller